Exhibit 23.3

Consent of Independent Auditors

The Board of Directors
Westmoreland Coal Company:

We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 1 to the Registration Statement (Form S-1 No. 333-175254) and related Prospectus of Westmoreland Coal Company for the resale, from time to time, by selling security holders of 374,690 shares of Westmoreland Coal Company common stock, and to the incorporation by reference therein of our report dated April 12, 2012, with respect to the statements of assets to be acquired and liabilities to be assumed of the Kemmerer Mine as of December 31, 2011 and 2010, and the statements of revenues and direct operating expenses and cash flows for each of the years in the three-year period ended December 31, 2011, included in Westmoreland Coal Company’s Form 8-K/A (Amendment No. 1) dated April 12, 2012, filed with the Securities and Exchange Commission.

/s/ Tanner LLC
Tanner LLC

Salt Lake City, Utah
April 25, 2012